UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Publicis S.A. (1)
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

133 Avenue des Champs Elysees
--------------------------------------------------------------------------------
                                    (Street)

75008 Paris, France
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Publicis-Ariely Ltd. (2)

Trading Symbol: RELEF
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

Fiscal Year Ending December 31, 1998

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction              (A)                 Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code         Amount      or     Price        (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)               (D)                 and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Ordinary Shares, Nominal Value        09/17/97       P3 (3)      1,526,000   (A)    $4.125     For year ending  I (10)   By wholly-
1.00 NIS (New Israeli Shekels) per                                                             12/31/98:                 subsidiary,
Share ("Ordinary Shares")                                                                        1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/18/97       P4 (4)          1,250   (A)    $2.375     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/18/97       P4 (4)            500   (A)    $2.375     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/22/97       P4 (4)         10,764   (A)   $2.1875     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
====================================================================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction              (A)                 Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code         Amount      or     Price        (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)               (D)                 and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/22/97       P4 (4)            390   (A)    $2.375     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/22/97       P4 (4)          1,400   (A)    $2.375     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/23/97       P4 (4)         10,764   (A)   $2.4375     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/26/97       P4 (4)         10,764   (A)    $2.625     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/29/97       P4 (4)         20,000   (A)    $2.625     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       12/30/97       P4 (4)         25,000   (A)    $2.875     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       01/06/98       P4 (6)         25,000   (A)    $2.625     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       01/08/98       P4 (6)         25,000   (A)    $2.625     For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       01/12/98       P4 (6)         25,000   (A)    $2.50      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       01/21/98       P4 (6)          2,000   (A)  $2.4375      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       01/28/98       P4 (6)          3,000   (A)  $2.4375      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction              (A)                 Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code         Amount      or     Price        (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)               (D)                 and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       02/10/98       P4 (7)         20,000   (A)  $2.4375      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       02/19/98       P4 (7)         21,000   (A)  $2.4375      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       02/24/98       P4 (14)         9,000   (A)    $2.25      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       03/03/98       P4 (14)         7,800   (A)    $2.00      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       03/04/98       P4 (8)         25,000   (A)  $2.4375      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       03/27/98       P4 (8)         25,000   (A)  $2.375       For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       05/13/98       P4 (9)         30,000   (A)  $2.0625      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       05/18/98       P4 (9)          8,200   (A)    $2.25      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       05/18/98       P4 (9)          8,200   (A)  $2.3125      For year ending  I (10)   By wholly-
                                                                                               12/31/98:                 subsidiary,
                                                                                                 1,1841,692 (5)          Publicis
                                                                                               For year ending           Worldwide,
                                                                                               12/31/97:                 B.V.
                                                                                                 1,607,492
------------------------------------------------------------------------------------------------------------------------------------

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)     (D)  cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Options conferring  $4.125   09/17/97 P3 (11)   500,000      09/17/97 01/10/98 Ordinary  500,000 See Note For year  (I)(10) By
the right to                                                          to       Shares            (13)     ending            wholly-
purchase Ordinary                                                     01/02/01                   below    12/31/97:         owned
Shares (the                                                           (12)                                  500,000;         sub-
"Options")                                                                                                For year          sidiary,
                                                                                                          ending            Publicis
                                                                                                          12/31/98:         World-
                                                                                                           500,000          wide,
                                                                                                                            B.V.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) This Form 5 is being filed jointly pursuant to Instruction 4(b)(v) by Publicis S.A. ("Parent"), a societe anonyme organized under the laws of the Republic of France, and by Publicis Worldwide, B.V., a besolten Vennootschap organized under the laws of the Kingdom of the Netherlands and a wholly-owned subsidiary of Parent ("Publicis Worldwide" and collectively with Parent, "Publicis"). The address of Publicis Worldwide is Beethovenstraat 198, Amsterdam, Netherlands.

(2) Publicis-Ariely Ltd. (the "Company") changed its corporate name during the reporting period to which this Form 5 pertains; it was formerly known as Ariely Advertising Ltd. During part of the reporting period to which this Form 5 pertains, the Company's Ordinary Shares, Nominal Value 1.00 NIS (New Israeli Shekels) per share (the "Ordinary Shares"), were traded on the Nasdaq National Market System of the Nasdaq Stock Market, Inc. ("Nasdaq"). When the Ordinary Shares were traded on Nasdaq, they were traded under the symbol "RELEF."

(3) Although Publicis inadvertently failed to file a Form 3 with respect to this transaction, Publicis fully disclosed the transaction on its Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 26, 1997. As more fully set forth in the
     Schedule 13D, pursuant to an agreement, dated as of July 28, 1997 (the "Acquisition Agreement"), by and among Publicis Worldwide, the Company, and certain of the shareholders of the Company, Publicis agreed to acquire from such shareholders the Ordinary Shares reported in this transaction.

(4) Although Publicis inadvertently failed to file a Form 4 with respect to these transactions, Publicis fully disclosed all of the transactions on Amendment No. 1 to its Schedule 13D filed with the Commission on January 9, 1998.

(5) Publicis inadvertently failed to file a Form 5 for the fiscal year of the Company ending on December 31, 1997. Accordingly, pursuant to Instruction 4(a)(i)(C), this Form 5 discloses all transactions that ought to have been reported on either a Form 3 or a Form 4 for either of the Company's last two fiscal years (i.e., the fiscal years ending, respectively, on December 31, 1998 and December 31, 1997). All of the transactions reported on this Form 5, however, were previously fully disclosed on Publicis's Schedule 13D, as amended from time to time.

(6) Although Publicis inadvertently failed to file a Form 4 with respect to these transactions, Publicis fully disclosed all of the transactions on Amendment No. 2 to its Schedule 13D filed with the Commission on February 9, 1998.

(7) Although Publicis inadvertently failed to file a Form 4 with respect to these transactions, Publicis fully disclosed all of the transactions on Amendment No. 3 to its Schedule 13D filed with the Commission on February 20, 1998.

(8) Although Publicis inadvertently failed to file a Form 4 with respect to these transactions, Publicis fully disclosed all of the transactions on Amendment No. 4 to its Schedule 13D filed with the Commission on April 1, 1998.

(9) Although Publicis inadvertently failed to file a Form 4 with respect to these transactions, Publicis fully disclosed all of the transactions on Amendment No. 5 to its Schedule 13D filed with the Commission on May 28, 1998.

(10) All of the Ordinary Shares and Options to which this Form 5 relates are held in the name of Publicis Worldwide or in the name of a bank, broker or nominee for the account of Publicis Worldwide, and thus pursuant to Instruction 4(b)(ii), all these Ordinary Shares and Options are directly beneficially owned by Publicis Worldwide. Since Publicis Worldwide is a wholly-owned subsidiary of Parent, Parent indirectly beneficially owns all of the same Ordinary Shares and Options.

(11) Although Publicis inadvertently failed to file a Form 3 with respect to this transaction, Publicis fully disclosed the transaction on its Schedule 13D filed with the Commission on September 26, 1997. As more fully set forth in the Schedule 13D, pursuant to the Acquisition Agreement and in connection with (a) Publicis's purchase of the certain Ordinary Shares of the Company from certain of its shareholders, and (b) Publicis's entering into a business alliance with the Company pursuant to the same agreement, the Company granted to Publicis the Options described in this Form 5.

(12) The Options to purchase Ordinary Shares are divided into four groups expiring on different dates: 50,000 Options expired on January 10, 1998; 120,000 Options expired on January 10, 1999; 230,000 Options expire on January 10, 2000; and 100,000 Options expire on January 2, 2001.

(13) As set forth more fully in the Schedule 13D and as described above in Note
     (11), the Company granted the Options to Publicis in connection with Publicis's entering into the Acquisition Agreement with the Company and certain of its shareholders, pursuant to which agreement Publicis acquired certain Ordinary Shares from the shareholders and formed a business alliance with the Company. The entire cash consideration paid by Publicis pursuant to the Acquisition Agreement was received by the shareholders party thereto and is disclosed in Table 1 of this Form 5 (see note (3) above); neither the Company nor Publicis quantified the non-cash consideration provided by Publicis pursuant to the Acquisition Agreement nor the portion thereof attributable to the Options granted by the Company to Publicis thereunder.

(14) Publicis inadvertently failed to file a Form 4 with respect to these transactions.

PUBLICIS S.A.

/s/ Maurice Levy                                                02/11/99
---------------------------------------------            -----------------------
Name:  Maurice Levy                                                Date
Ttile: President du Directoire


PUBLICIS WORLDWIDE B.V.

/s/ Jean-Paul Morin                                             02/11/99
---------------------------------------------            -----------------------
Name:  Jean-Paul Morin                                             Date
Title: Managing Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.